Exhibit 99.1

Ellomay Capital Ltd. Announces Financial Closing and Sale of 49% Holdings of the Talasol Project

-	Following the financial closing, a notice to proceed was issued to the EPC contractor of the Talasol Project and the construction period is expected to be 16 months

-	The long term loans obtained are in an aggregate amount of approximately €131 million

-	The equity provided by the shareholders of Talasol is €97 million and Ellomay’s share in the equity is approximately €49.5 million

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The purchase price for 49% of Talasol’s shares reflects a value for Talasol of approximately €33 million, which reflects a premium of approximately €12.8 million over Ellomay’s expenses in connection with Talasol and the Talasol Project

Ran Fridrich, CEO and a board member of Ellomay, commented: “The Company is proud of the many accomplishments achieved thus far in the entrepreneurial process of the Talasol Project, which include a first-in-kind PPA that enabled obtaining project finance in extraordinary interest terms, and of the process of introducing quality partners to the project in a high premium.”

Tel-Aviv, Israel, May 1, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced the financial closing of the project finance obtained for the construction of a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, in Extramadura Spain (the “Talasol Project”) and the closing of the sale of 49% of its indirect holdings in the project company, Talasol Solar, S.L.U. (“Talasol”). Following the consummation of these transactions, Talasol provided the engineering, procurement and construction contractor of the Talasol Project, METKA EGN Limited, a notice to proceed with the construction works of the Talasol Project. The construction period is expected to be 16 months.

The Talasol Project’s total CAPEX is expected to be approximately €228 million, of which an aggregate amount of approximately €131 million will be provided by a term loan under the project finance obtained by Talasol from Rabobank, ABN AMRO and Deutsche Bank (commercial tranche) and the European Investment Bank.

The equity required for the Talasol Project, in the aggregate amount of approximately €97 million, will be contributed by the shareholders of Talasol, pro rata to their holdings. The Company’s indirect pro rata share in the equity (approximately €49.5 million) was financed by direct and indirect funding of Talasol’s project costs in the amount of approximately €44.6 million and with approximately €4.9 million of the funds received in connection with the sale of 49% of the holdings in Talasol.

In addition, the sale of an aggregate of 49% of the outstanding shares of Talasol to GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (24.5%, respectively) by the Company’s wholly-owned subsidiary, Ellomay Luxembourg Holdings, S.à.r.l. (“Ellomay Luxembourg”), pursuant to a securities purchase agreement entered into in April 2019 (the “SPA”) was consummated. The purchase price under the SPA was fixed at €16.1 million, which reflects a value of approximately €33 million for Talasol. As Ellomay’s expenses in connection with the Talasol Project are approximately €21 million (consisting of the €10 million originally paid for Talasol’s shares and expenses in connection with the promotion of the Talasol Project in the amount of approximately €10 million), this value reflects a premium of approximately €12.8 million in the value of Talasol.

For more information concerning the Talasol Project, the SPA and the new shareholders in Talasol, see Item 4 of the Company’s annual report on Form 20-F and see the Company’s immediate report on Form 6-K, submitted to the SEC on March 29, 2019 and April 17, 2019, respectively.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

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75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain.

Ellomay is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including delays in construction and unexpected costs. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com